SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Amendment No. 3 to

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Western Plains Energy, L.L.C.

(Name of Issuer)

Western Plains Energy, L.L.C.

 (Name of Person(s) Filing Statement)

LLC Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

David J. Babiarz, Esq.

Dufford & Brown, P.C.

1700 Broadway, Suite 2100

Denver, CO 80290

(303) 861-8013

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.                             ☒                    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.                            ☐                      The filing of a registration statement under the Securities Act of 1933.

c.                             ☐      A tender offer.

d.                            ☐      None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,995,540.09	$812.18

*                                         For purposes of calculating the fee only, this amount is based on 7,234 units (the number of Class A and Class B units of the Issuer to be converted into Class C or Class E units in the proposed Reclassification) multiplied by $936.61, the book value per unit of Class A units and Class B units computed as of February 28, 2011.

**                                  Determined by multiplying $6,995,540.09 by .0001161.

☒                                  Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $812.18	Filing Party: Western Plains Energy, L.L.C.

Form or Registration No.: Schedule 13E-3	Date Filed: March 28, 2011

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Western Plains Energy, L.L.C., a Kansas limited liability company (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder.  This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.

Members of the Company holding membership units representing the required majority of the total outstanding membership units of the Company approved the reclassification and all the amendments to the Company’s Third Amended and Restated Operating Agreement that were included in the proposed Fourth Amended and Restated Operating Agreement at the special meeting of members held on August 22, 2011.  Among other things, the proposed amendments provided for the reclassification of the outstanding membership units into a newly authorized Class E membership unit, as well as among and between the previously authorized Class A, Class B and Class C membership units.  The holders of at least 30 Class A or Class B membership units will retain the Class A or Class B membership units held by them immediately prior to the reclassification; the holders of at least 14 but fewer than 30 Class A or Class B membership units will receive one Class E membership unit for each Class A or Class B membership unit held by them immediately prior to the reclassification; and the holders of fewer than 14 Class A or Class B membership units will receive one Class C membership unit for each Class A or Class B membership unit held by them immediately prior to the reclassification.  The proposed Fourth Amended and Restated Operating Agreement was effected immediately following the special meeting, and the reclassification authorized by the new Operating Agreement was effected.

The reclassification has reduced the number of holders of our Class A and Class B membership units to less than 300, allowing the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission (“SEC”).  The Company expects to file a Form 15 with the SEC to suspend its obligation to file reports with the SEC as soon as practical.

The information contained in the definitive proxy statement is hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed with the SEC on July 22, 2011, including all appendices thereto, is expressly incorporated herein by reference in its entirety.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN PLAINS ENERGY, L.L.C.

Date: August 24, 2011	/s/ Steven R. McNinch
Steven R. McNinch
Chief Executive Officer (Principal Executive Officer)